Exhibit (a)(1)(M)

To:	All Eligible U. S. Employees

From:	Sanmina-SCI Corporation

Subject:	Second Supplement to the Offer to Exchange Certain Outstanding Options for New Options

Date:	April 30, 2007

As you know, Sanmina-SCI Corporation has extended the offer to exchange certain outstanding options for new options (the “Offer”), as described in the Offer to Exchange Certain Outstanding Options for New Options, dated March 19, 2007 (the “Offer to Exchange”).  The Offer will expire at 5:00 p.m., Pacific Time, on May 15, 2007 (unless further extended).

We have stated that the Offer to Exchange may be amended or supplemented after the commencement of the Offer.  In that regard, we are distributing a Second Supplement to the Offer to Exchange, dated April 30, 2007 (the “Second Supplement”) to all eligible option holders. This Second Supplement does not affect the expiration date of the Offer or the effectiveness of any forms you may have submitted to us in connection with the Offer.  If you have previously submitted an election form, and wish to continue to participate in the Offer, you do not need to submit a new election form.  If you have not submitted an election form and wish to participate in the Offer, you must submit your election form by 5:00 p.m., Pacific Time, on May 15, 2007 (unless further extended).  If you had previously elected to participate in the Offer, and no longer wish to participate in the Offer, you must submit your withdrawal form by 5:00 p.m., Pacific Time, on May 15, 2007 (unless further extended).

You previously received (1) the Offer to Exchange, (2) the Supplement to the Offer to Exchange, dated April 13, 2007, (3) the Notice of Extension of the Expiration Date of the Offer to Exchange, dated April 13, 2007, (4) the related Election Form and (5) a Withdrawal Form. If you did not receive these documents, please contact Richard Edde at Sanmina-SCI Corporation at (408) 964-3242 to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).